August 20, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Christina Fettig

VIA EDGAR

Re:	Registrants:	Natixis Funds Trust I (9/30/20 and 12/31/20), Natixis Funds Trust II (11/30/20 and 12/31/20), Natixis ETF Trust (12/31/20), Natixis ETF Trust II (12/31/20), Gateway Trust (12/31/20), Loomis Sayles Funds I (09/30/20 and 12/31/20) and Loomis Sayles Funds II (09/30/20 and 12/31/20)

File Nos.:

Natixis Funds Trust I: 811-04323

Natixis Funds Trust II: 811-00242

Natixis ETF Trust: 811-23146

Natixis ETF Trust II: 811-23500

Gateway Trust: 811-22099

Loomis Sayles Funds I: 811-08282

Loomis Sayles Funds II: 811-06241

Dear Ms. Fettig,

This letter responds to your comments received by telephone on July 2, 2021 (and corresponding follow-up comments received by telephone on August 2, 2021) regarding certain filings by the above-referenced registrants (each, a “Registrant”) on behalf of certain of their series funds (each, a “Fund”). For your convenience, we have summarized each comment below, followed by the Registrants’ responses. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrants in their respective filings.

1.

Comment: Benchmark Indices – Loomis Sayles Strategic Alpha Fund and AlphaSimplex Global Alternatives Fund. Please explain how the benchmark indices were determined to be broadbased securities indices for the aforementioned funds. Specifically, for Loomis Sayles Strategic Alpha Fund, explain the use of 3-month LIBOR and 3-month LIBOR +300 basis points as broad based indices and, for AlphaSimplex Global Alternatives Fund, explain the use of Barclay Fund of Funds Index when the AlphaSimplex Global Alternatives Fund is not a fund of funds.

Response: The Registrants seek to align each Fund’s investment objective, strategy and underlying asset classes with an appropriate benchmark relative to those factors. For some funds this is a relatively straightforward process, but for others this is more complicated, particularly for funds like the AlphaSimplex Global Alternatives Fund and the Loomis Sayles Strategic Alpha Fund which have more differentiated investment strategies, as described more fully below.

AlphaSimplex Global Alternatives Fund – as disclosed in the Fund’s prospectus, “the Fund pursues an absolute return strategy that seeks to provide capital appreciation consistent with the risk-return characteristics of a diversified portfolio of hedge funds. The secondary goal of the Fund is to achieve these returns with less volatility than major equity indices.” The Barclay Fund of Funds Index is a measure of the average net return of all hedge fund of funds in the Barclay database. The Registrant believes this benchmark is an appropriate comparison for the Fund because hedge fund of funds are intended to be diversified portfolios of hedge funds. This is consistent with the Fund’s investment goals of providing capital appreciation “consistent with the risk-return characteristics of a diversified portfolio of hedge funds.”

Loomis Sayles Strategic Alpha Fund – as disclosed in the Fund’s prospectus, “the Fund seeks to provide an attractive absolute total return, complemented by prudent investment management designed to manage risk and protect investor capital. The secondary goal of the Fund is to achieve these returns with relatively low volatility.” The Fund has two comparative benchmarks, 3-Month LIBOR and 3-Month LIBOR +300 basis points. (As you may know, LIBOR is generally representative of short-term interest rates.) The Registrant believes that both comparative benchmarks are appropriate.

The selection of 3-Month LIBOR is consistent with the Fund’s absolute total return investment objective. The Fund’s prospectus describes this objective as follows: “The Fund has an absolute total return investment objective, which means that it is not managed relative to an index and that it attempts to achieve positive total returns over a full market cycle.” Many products with an absolute total return investment objective have LIBOR as a comparative index because they are not being managed relative to an index and because LIBOR, as a measure of short-term rates, is expected to be positive over time, consistent with the Fund’s investment objective.

The Fund also shows performance relative to 3-Month LIBOR +300 basis points. The Registrant believes this benchmark is appropriate because it is consistent with the Fund’s investment objective and with the anticipated risk and return targets of the Fund as specified by its portfolio managers.

Follow-up Comment: In reference to the above response, the Staff notes that the 3-month LIBOR and the 3-month LIBOR +300 basis points benchmarks are not securities market indices and reiterate its comment to include a broad based index for the Loomis Sayles Strategic Alpha Fund.

Follow-up Response: The Registrant respectfully submits that the 3-month LIBOR and the 3-month LIBOR +300 basis points are appropriate measures against which to compare the Fund’s performance. LIBOR is a benchmark interest rate index, which represents the average rate a leading bank, for a given currency, can obtain unsecured funding, and is representative of short-term interest rates. Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that the 3-month LIBOR and the 3-month LIBOR +300 basis points appropriately meet this definition and notes that several other funds use similar LIBOR benchmarks as the broad-based indexes against which they measure their performance.

However, although the Registrant believes that its current indices are appropriate, it recognizes that the pending discontinuation of LIBOR will require a change to its benchmark indices, and it will incorporate the Staff’s comments in selecting a new index when a reliable LIBOR benchmark is no longer available.

2.

Comment: Top Ten Holdings – Loomis Sayles Global Allocation Fund (and any other fund that discloses a Top Ten Holdings table). Consider adding clarifying disclosure to the Top Ten Holdings table to specify that the securities listed are presented on an individual security basis and do not represent holdings of the issuer.

Response: In future filings, the Registrants will include clarifying disclosure to the Top Ten Holdings table to specify that the securities listed are presented on an individual security basis and do not represent holdings of the issuer.

3.

Comment: Top Ten Holdings – Vaughan Nelson Mid Cap Fund and Vaughan Nelson Small Cap Value Fund. Verify the accuracy of the Funds’ Top Ten Holdings tables as compared to each applicable Portfolio of Investments.

Response: Due to human error, the wrong Top Ten Holdings tables were included in the December 31, 2020 annual report for Vaughan Nelson Mid Cap Fund and Vaughan Nelson Small Cap Value Fund. As this error indicates a potential deficiency in the Funds’ internal controls over financial reporting, the Registrants have assessed such control deficiency to determine if it constitutes a significant deficiency or material weakness and whether restatement of the Funds’ financial statements is required. The Registrants have concluded that this control deficiency is not a significant deficiency or material weakness as defined by Securities and Exchange Commission (“SEC”) rules and does not require a restatement of the Funds’ financial statements. The Registrants’ conclusion is based on the fact that the Funds have procedures to review and verify Top Ten Holdings tables and it was a failure to follow such procedures that resulted in the wrong Top Ten Holdings tables being included in the Funds’ financial statements. Additionally, the Registrants confirm that, at the time of the mailing of the applicable financial statements, the correct Top Ten Holdings tables had been available to shareholders on the Funds’ website, Fact Sheets and other marketing materials. The Registrants believe this error to be an isolated incident and have added clarification to existing written procedures regarding the reconciliation of Top Ten Holdings tables to Portfolios of Investments. Additionally, the Registrants have reinforced with the appropriate personnel the proper procedure to review and verify Top Ten Holdings information included in the Registrants’ annual reports.

Follow-up Comment: In reference to the above response, have the Registrants considered amending the Form N-CSR filings to correct the Top Ten Holdings disclosures for Vaughan Nelson Mid Cap Fund and Vaughan Nelson Small Cap Value Fund as of the year ended December 31, 2020?

Follow-up Response: Based on an evaluation by the Funds’ investment adviser, Natixis Advisors, LLC, of the impact of inclusion of the wrong Top Ten Holdings tables in the December 31, 2020 annual report for Vaughan Nelson Mid Cap Fund and Vaughan Nelson Small Cap Value Fund, the Registrants determined that the errors were not material to the Funds’ December 31, 2020 financial statements, taken as a whole, for the reasons stated above. Accordingly, the Registrants have concluded that the errors did not require the filing of an amended Form N-CSR.

4.

Comment: Diversification – Loomis Sayles Growth Fund. Confirm that Loomis Sayles Growth Fund meets the diversification requirements as set forth in Section 5(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant, on behalf of the Fund, confirms that the Fund was in compliance with the requirements set forth in Section 5(b)(1) of the 1940 Act as of September 30, 2020 and all prior fiscal quarter ends and continues to remain in compliance with those requirements. The Registrant notes that Section 5(c) of the 1940 Act states that “a registered diversified company which at the time of its qualification as such meets the requirements of paragraph (1) of subsection (b) shall not lose its status as a diversified company because of any subsequent discrepancy between the value of its various investments and the requirements of said paragraph, so long as any such discrepancy existing immediately after its acquisition of any security or other property is neither wholly nor partly the result of such acquisition.”

5.

Comment: Non-Diversified Investment Company Status – Loomis Sayles Senior Floating Rate and Fixed Income Fund, Loomis Sayles Strategic Alpha Fund, and Mirova Global Green Bond Fund. Each of the above-referenced Funds are disclosed as being non-diversified investment companies in their respective prospectuses and financial statements. Based on our review of each Fund’s Portfolio of Investments, the aforementioned Funds appear to be diversified investment companies. Confirm that if a non-diversified registered fund continues to operate as diversified investment company for more than 3 years, then the Fund will obtain shareholder approval before being reclassified as a non-diversified investment company. Verify the non-diversified investment company status of each of the above-referenced Funds.

Response: The Registrants acknowledge that the above-referenced Funds have operated as diversified investment companies for more than 3 years, continue to operate as diversified investment companies as of the date of this letter, and expect to operate as diversified investment companies going forward. The Registrants will amend each Fund’s prospectus disclosure regarding diversification status during the next annual registration statement update on April 1, 2022 for the Loomis Sayles Senior Floating Rate and Fixed Income Fund and on May 1, 2022 for the Loomis Sayles Strategic Alpha Fund and Mirova Global Green Bond Fund. Until such time as the Funds’ registration statements are amended, the Registrants confirm that each Fund will reflect in its financial statements and other filings the Fund’s status as a diversified investment company.

6.

Comment: Concentration of Risk – AlphaSimplex Global Alternatives Fund. Going forward, AlphaSimplex Global Alternatives Fund should evaluate including any additional tabular representations of fund holdings representing other significant types of concentrations of risk in its Portfolio of Investments. If so, include associated additional risk disclosure in the Notes to Financial Statements. Please refer to ASC 825-10-50 for relevant disclosure requirements.

Response: In future filings, the Registrant will evaluate the appropriateness of including additional tabular representations of fund holdings representing other significant concentrations of risk in its Portfolio of Investments, along with corresponding risk disclosure in the Notes to Financial Statements.

7.

Comment: Significant Other Expenses – Natixis Loomis Sayles Short Duration Income ETF, Natixis U.S. Equity Opportunities ETF, Natixis Vaughan Nelson Mid Cap ETF, and Natixis Vaughan Nelson Select ETF. For the above-referenced Funds, verify whether all significant other expenses (any expense item which exceeds five percent of the total expenses) have been appropriately disclosed as separate line items on the Statements of Operations as required per Rule 6-07 (2)(b) of Regulation S-X.

Response: Due to human error, fees associated with Form N-PORT preparation, which exceeded five percent of total expenses for Natixis Vaughan Nelson Mid Cap ETF and Natixis Vaughan Nelson Select ETF, were not disclosed as a separate line item on the Statements of Operations. As this error indicates a potential deficiency in the Funds’ internal controls over financial reporting, the Registrants have assessed such control deficiency to determine if it constitutes a significant deficiency or material weakness and whether restatement of the Funds’ financial statements is required. The Registrants have concluded that this control deficiency is not a significant deficiency or material weakness as defined by SEC rules and does not require a restatement of the Funds’ financial statements. The Registrants’ conclusion is based on the fact that the Funds have procedures to check for expenses exceeding five percent of total expenses. These procedures were executed on an early draft of the financial statements and a failure to repeat such procedures after adjustments were made to the draft financial statements led to the incorrect disclosures. The Registrants confirm that overall expenses were appropriately disclosed for each Fund, as well as Fund expense ratios presented in the financial highlights. The Registrants also confirm that net assets, net asset values per share and total returns for each fund were appropriately disclosed. The Registrants believe this error to be an isolated incident and have updated their written procedures to include performing additional tolerance tests if any financial statement adjustments are made that affect the Miscellaneous Expense line item.

8.

Comment: Loan Fees Received – Loomis Sayles Senior Floating Rate and Fixed Income Fund. Confirm whether the Loomis Sayles Senior Floating Rate and Fixed Income Fund received any consent fees, amendment fees and/or upfront origination fees. If significant, disclose such amounts as a separate line item in the Statement of Operations and include a corresponding note in the Notes to Financial Statements regarding the accounting policy for recognizing such income.

Response: The Registrant confirms that any consent fees, amendment fees and/or upfront origination fees received by the Loomis Sayles Senior Floating Rate and Fixed Income Fund during the fiscal year ended November 30, 2020 were immaterial and would not require disclosure as a separate line item in the Statement of Operations. In future filings, the Registrant confirms it will disclose such fees as a separate line item on the Statement of Operations, if they exceed predetermined materiality thresholds and will add language to the accounting policy disclosure to specify how such income is recognized.

9.

Comment: Payment by Affiliate – Mirova International Sustainable Equity Fund. In our review of the Financial Highlights, we noted payments from affiliates disclosed as a separate line item in the Net Realized and Unrealized Gain (Loss) section of the Statement of Operations for Mirova International Sustainable Equity Fund. Per a previous comment response letter (dated September 30, 2016) any such payments by affiliates disclosed separately on the Statement of Operations, if material, would have a corresponding disclosure in the Financial Highlights regarding the impact these payments had on the total return of the Fund. Is this still your policy? Please explain the absence of the total return disclosure from the Financial Highlights. Additionally, please consider adding disclosure in the Notes to Financial Statements regarding the accounting policy for these payments and where it is reported within the financial statements, if not separately disclosed.

Response: The Registrant confirms that it is still its policy to disclose material payments by affiliates as a separate line item on the Statement of Operations and include a corresponding footnote as to the impact these payments had on the total return of the Fund in the Financial Highlights in accordance with Accounting Standards Codification (“ASC”) 946-20-05-2. Due to human error, footnote disclosure was not included within the Financial Highlights for the Mirova International Sustainable Equity Fund regarding the impact of the payment by an affiliate on the Fund’s total return. As this error indicates a potential deficiency in the Fund’s internal controls over financial reporting, the Registrant has assessed such control deficiency to determine if it constitutes a significant deficiency or material weakness and whether restatement of the Fund’s financial statements is required. The Registrant has concluded that this control deficiency in not a significant deficiency or material weakness as defined by SEC rules and does not require a restatement of the Fund’s financial statements. The Registrant’s conclusion is based on the fact that the Fund has procedures related to the disclosure of payments by affiliates and it was a failure to follow such procedures that resulted in the impact of the payment on total return not being disclosed in the Financial Highlights. The Registrant confirms that total returns were appropriately disclosed in the Financial Highlights. The stated class level returns, which is what shareholders actually earned during the period, were 23.18%, 23.60% and 23.60% for Classes A, N and Y, respectively. The impact of the payment by an affiliate on the stated returns was immaterial at 0.44% for each respective class of shares. The Registrant believes this error to be an isolated incident. The Registrant has added clarification to existing written procedures regarding the required disclosures under ASC 946-20-05-2 and has reinforced with the appropriate personnel the proper procedure for such disclosures. In future filings, the Registrant will include disclosure in the Notes to Financial Statements regarding the accounting policy for these payments and where they are reported within the financial statements, if not separately disclosed.

10.

Comment: Interfund Transactions – Natixis Oakmark Fund. Our review noted interfund sales transactions disclosed for Natixis Oakmark Fund. Please disclose realized gain (loss) amounts associated with such sales transactions in future filings.

Response: In future filings, the Registrants will disclose realized gain (loss) amounts associated with interfund sales transactions in the Notes to Financial Statements.

11.

Comment: Description of Expense Recovery Process – All Funds. Consider including disclosure in the Notes to Financial Statements’ description of expense limitations that recovery of expenses borne under the expense limitation agreements, for all funds, is limited to the lesser of the expense limitation at the time of the initial waiver or the expense limitation at the time of recapture.

Response: In future filings, the Registrants will include clarifying disclosure within the description of expense limitations that recovery of expenses borne under the expense limitation agreements, for all funds, is limited to the lesser of the expense limitation at the time of the initial waiver/reimbursement or the expense limitation at the time of recapture.

12.

Comment: Components of Distributable Earnings – All Funds. Explain how the components of distributable earnings disclosed in the Dividends and Distributions to Shareholders note in the Notes to Financial Statements aligns with the Accumulated Earnings (Loss) amounts disclosed in the Statements of Assets and Liabilities.

Response: Components of distributable earnings disclosed in the Notes to Financial Statements are presented on a tax basis. Certain permanent and temporary differences between book and tax balances will affect the amount shown for Accumulated Earnings (Loss) in the Components of Distributable Earnings table as compared to the amount shown for Accumulated Earnings (Loss) in the Statement of Assets and Liabilities, which is disclosed on a GAAP basis. Such book and tax accounting differences are detailed in the paragraph preceding the tax tables in Note 2 of the Notes to Financial Statements for all Funds.

Using the fiscal year ended September 30, 2020 information for Loomis Sayles Bond Fund as an example, the difference between the Accumulated Loss per the Statement of Assets and Liabilities of $991,936,330 and the Accumulated Loss per the Components of Distributable Earnings table in the Notes to Financial Statements of $964,235,516 is $27,700,814. This difference is composed of temporary differences related to deferred trustees fees of $2,218,249 and defaulted bond accruals of $25,482,565. The Internal Revenue Code does not allow a deduction to be taken for deferred trustees’ fees until payments are made, thereby creating a temporary difference between book and tax basis amounts. When bonds are in default, and interest is deemed to be uncollectible, accrued income may be written off for book purposes; however, for tax purposes, the bonds continue to accrue until there is certainty of uncollectibility under the Internal Revenue Code. This creates a temporary difference between book and tax basis accounting records.

13.

Comment: Investments in Subsidiary – AlphaSimplex Global Alternatives Fund and AlphaSimplex Managed Futures Strategy Fund. Consider adding disclosure in the prospectus and Notes to Financial Statements for AlphaSimplex Global Alternatives Fund and AlphaSimplex Managed Futures Strategy Fund that Each Fund’s investment in its wholly-owned subsidiary is limited to 25% of Fund assets.

Response: The Registrants will add disclosure to the prospectus during the Funds’ next annual registration statement update on May 1, 2022. As the Registrant seeks to align language between the Funds’ prospectus and the Funds’ Notes to Financial Statements, any new disclosures added to the prospectus will also be added to the Notes to Financial Statements for similarly disclosed items.

14.

Comment: Audit Opinion Letter – AlphaSimplex Global Alternatives Fund and AlphaSimplex Managed Futures Strategy Fund. Our review noted that financial statements for AlphaSimplex Global Alternatives Fund and AlphaSimplex Managed Futures Strategy Fund are consolidated statements, however, the audit opinion letter for the Funds, as provided by PricewaterhouseCoopers, LLP, does not reference consolidated statements. Please explain.

Response: It is the policy of the Registrant’s independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), to make reference to consolidated financial statements in the audit opinion only if all funds in a shareholder report include consolidated financial statements. The annual report that includes consolidated financial statements for AlphaSimplex Global Alternatives Fund and AlphaSimplex Managed Futures Strategy Fund also includes financial statements for AlphaSimplex Multi-Asset Fund, which are not consolidated. Therefore, a reference to consolidated financial statements is not included in the audit opinion. The financial statements, including Portfolios of Investments, and all references thereto within the shareholder report, clearly indicate if they have been prepared on a consolidated basis.

Follow-up Comment: In reference to the above response, the Staff brings to your attention two PwC audit opinion letters where consolidated financial statements were specifically referenced even though not all funds in the shareholder report were consolidated. Those opinions can be found in the following annual filings: SunAmerica Specialty Series as of October 31, 2020 and Doubleline Funds Trusts as of March 31, 2021. Please explain the difference in the treatment of the consolidated reference between these opinions and that of the AlphaSimplex Funds. Additionally, please confirm that PwC did, in fact, audit the consolidated statements for AlphaSimplex Global Alternatives Fund and AlphaSimplex Managed Futures Strategy Fund as of the year ended December 31, 2020.

Follow-up Response: Per follow-up with PwC, the Registrant has confirmed that PwC did audit the consolidated financial statements. PwC also confirmed that their national office reviewed the original opinion, as drafted, and were in agreement that the opinion was appropriate given some funds were consolidated and some were not. Additionally, after receipt of the follow-up comment, PwC discussed the matter further with both their risk management team and their national office, and both continue to agree that the original opinion is acceptable as is. For future filings the Registrant has requested that PwC include the reference to consolidated financial statements in their opinion letter.

15.	Comment: Form N-CSR Items 4(f) – (h) – All Registrants. Please confirm that items 4(f), 4(g) and 4(h) of Form N-CSR have been specifically addressed for all Registrants.

Response: The Registrants confirm that the Form N-CSR items titled Fees billed by the Principal Accountant for services rendered to the Registrant and Fees billed by the Principal Accountant for services rendered to the Adviser and Control Affiliates, as filed for Natixis Funds Trust I, Natixis Funds Trust II, Natixis ETF Trust, Natixis ETF Trust II, Gateway Trust, Loomis Sayles Funds I and Loomis Sayles Funds II, include the information required byItem 4(g) per the Form N-CSR instructions.

The Registrants acknowledge and confirm that the Form N-CSR filings for Natixis Funds Trust I, Natixis Funds Trust II, Natixis ETF Trust, Natixis ETF Trust II, Gateway Trust, Loomis Sayles Funds I and Loomis Sayles Funds II are silent regarding Items 4(f) and 4(h), per the Form N-CSR instructions, as there was nothing to report.

16.

Comment: Form N-CEN – Loomis Sayles High Income Fund. Our review noted that Item B.22. of Form N-CEN had a YES response for the Loomis Sayles High Income Fund related to payments made to shareholders or shareholder accounts reprocessed as a result of an error in calculating net asset value (“NAV”). Please explain whether any payments were made to shareholders or reprocessing was required due to a NAV error. Please describe the root cause for the NAV error and whether any new controls or enhancements were implemented as a result of this error. Was any financial statement disclosure required for this NAV error?

Response: The NAV error referenced above for the Loomis Sayles High Income Fund was the result of a valuation error. A security that should have been valued as worthless ($0) was valued at cost for one day, which caused the Fund’s assets and daily NAV to be overstated. The error was detected the following day and the security valuation was corrected going forward. On the day of the overstated NAV, the Fund incurred a loss on shareholder redemptions and shareholders received fewer shares than they were entitled to on subscriptions. The Fund’s accounting service provider reimbursed the Fund for the losses incurred from shareholder redemptions, based on the overstated NAV, in order to make the Fund whole. Additionally, the Fund’s transfer agent reprocessed shareholder subscriptions, in order to correct shareholder account balances.

The Fund’s accounting service provider conducted a review of the valuation error and determined the cause to be a lack of clear communication amongst their securities valuation team and failure to follow existing controls in place to properly update and review manual prices and ensure acceptable documentation for price backup. No new controls or enhancements were implemented at the Fund’s accounting service provider as a result of this error, however, the Registrant has implemented new procedures designed to closely monitor accounting matters, including valuation, related to high risk securities, including securities that may be deemed worthless. Financial statement disclosure was not required for this NAV error (as it did not occur on a reporting date), or the subsequent reimbursement for losses incurred, as the Registrants’ policy to disclose such information is limited to payments by affiliates.

17.

Comment: Prospectus Disclosure – Names Rule – Loomis Sayles Global Bond Fund, Loomis Sayles Global Allocation Fund, and AlphaSimplex Global Alternatives Fund. Please confirm compliance with Rule 35d-1 under the 1940 Act (Investment Company Names Rule) regarding prospectus disclosures for Loomis Sayles Global Bond Fund, Loomis Sayles Global Allocation Fund and AlphaSimplex Global Alternatives Fund.

Response: The Registrants have carefully considered the Staff’s comment. The Registrants respectfully submit that the use of the term “global” in a fund’s name does not require a fund to establish a percentage-based test or a test tied to a threshold number of countries.

With respect to AlphaSimplex Global Alternatives Fund, the Registrants respectfully submit that the use of the term “global” as part of the phrase “global alternatives” in the Fund’s name does not give rise to confusion regarding the Fund’s investments. The phrase “global alternatives” refers to a type of investment strategy that is based on long and short exposure to global equity, bond, currency and commodity markets through a wide range of derivative instruments and direct investments. Accordingly, the Registrant respectfully submits that the phrase “global alternatives” refers to the Fund’s investment strategy, rather than the extent to which the Fund’s investments may be diversified among a number of different countries throughout the world.

The Registrant notes that Rule 35d-1 under the 1940 Act does not apply to terms that suggest an investment objective or strategy. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (hereinafter FAQ), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. Nor, as the SEC has made clear, does the rule apply to the word “global” itself. See Investment Company Names, Release No. IC-24828 at n. 42 (Jan. 17, 2001) (hereinafter “Adopting Release”); FAQ at Question 10. Moreover, the Registrant notes that, for funds that use the term “global” to connote diversification among investments in a number of different countries throughout the world, the 40 percent/3 countries test suggested by the Staff represents only one effective way for these funds to explain how they intend to invest their assets consistent with this connotation. See Memorandum from Investment Company Institute to SEC Rules Members No. 47-12 et al. (June 4, 2012).

The Registrant respectfully submits that the above-referenced 40 percent/3 countries test is not representative of a “global alternatives” investment strategy. For this reason, and because the Staff does not believe that this approach is compulsory, even for traditional “global” funds, see id., the Registrants respectfully submit that the use of the term “global” as part of the phrase “global alternatives” in the Fund’s name does not require the Fund to establish a percentage-based test or a test tied to a threshold number of countries. Accordingly, no changes have been made to the Fund’s disclosure.

With respect to Loomis Sayles Global Bond Fund and Loomis Sayles Global Allocation Fund, the Registrants believe that the current disclosure for each Fund is consistent with existing SEC guidance, which states that the SEC would expect that funds with “global” in their name invest in assets “that are tied economically to a number of countries throughout the world.” Adopting Release at n.42. The SEC has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-1 and expressly made a statement to that effect in the Adopting Release.1 See id.

The Registrants believe that the Loomis Sayles Global Bond Fund’s current disclosure indicating that the Fund “invests primarily in investment grade fixed income securities worldwide” is consistent with SEC guidance and adequately demonstrates that the Fund will be, and is, significantly invested overseas in a variety of countries under normal market conditions. Additionally, the Fund continues to invest in a global manner in that as of March 31, 2021, the Fund had exposure to non-U.S. issuers of 65% of the Fund’s net assets.

Similarly, the Registrants believe that the Loomis Sayles Global Allocation Fund’s current disclosure indicating that the Fund “will invest a significant portion of its assets outside the U.S.” is consistent with SEC guidance and adequately demonstrates that the Fund will be, and is, significantly invested overseas in a variety of countries under normal market conditions. Additionally, the Fund continues to invest in a global manner in that as of March 31, 2021, the Fund had exposure to non-U.S. issuers of 38% of the Fund’s net assets.

[1]

The SEC stated in the Adopting Release that “[t]he terms ‘international’ and ‘global,’ .. . . connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule.” Adopting Release at n.42.

Follow-up Comment: In reference to the above response, please note that future filings regarding the aforementioned Funds may receive similar comments from the Staff regarding the Investment Company Names Rule, especially to the extent that there is a legal review of said filings.

Follow-up Response: The Registrants acknowledge the Staff’s position that future filings regarding the aforementioned Funds may receive similar comments from the Staff regarding the Investment Company Names Rule, especially to the extent that there is a legal review of such filings. The Registrants respectfully submit that the use of the term “global” in the aforementioned Funds’ names is appropriate for each Fund, for the reasons stated above, and have concluded that no changes to the Funds’ disclosures need to be made at this time.

18.

Comment: Prospectus Disclosure – Significant Loan Risk – Loomis Sayles Senior Floating Rate and Fixed Income Fund. Confirm that appropriate risk disclosures regarding significant loan investments (i.e. covenant-lite loans) for Loomis Sayles Senior Floating Rate and Fixed Income Fund are adequately addressed in the Fund’s prospectus.

Response: The Registrant has reviewed the Fund’s risk disclosures with respect to loan investments and will add additional risk disclosure regarding covenant-lite loans during the Fund’s next annual registration statement update on April 1, 2022.

19.

Comment: Prospectus Disclosure – Wrap Fees – Loomis Sayles High Income Opportunities Fund and Loomis Sayles Securitized Asset Fund. Our review noted that disclosure regarding the effect of wrap fees on expenses for Loomis Sayles High Income Opportunities Fund and Loomis Sayles Securitized Asset Fund is included in the fee table section of the prospectus. Please consider adding similar disclosure regarding the effect of plan level or wrap fees on performance for the Funds to the performance section of the prospectus.

Response: During the Fund’s next annual registration statement update on February 1, 2022, the Registrant will add disclosure to the performance section of the prospectus regarding the effect of plan level or wrap fees on performance for the Funds.

20.

Comment: Prospectus Disclosure – Investment Grade Debt – Loomis Sayles Investment Grade Bond Fund and Loomis Sayles Investment Grade Fixed Income Fund. Please consider tailoring prospectus disclosure regarding investment grade debt for Loomis Sayles Investment Grade Bond Fund and Loomis Sayles Investment Grade Fixed Income Fund to include specific disclosure regarding the risks associated with investing in the lowest investment grade tranche.

Response: The Registrants have considered the Funds’ risk disclosures with respect to the risks associated with investing in the lowest investment grade tranche and will add additional risk disclosure during the Funds’ next annual registration statement update.

If you have any questions or require any clarification concerning the foregoing, please call me at (617) 449-2809.

Very truly yours,

/s/ Michael Kardok

Michael Kardok

Treasurer

cc:	Natalie Wagner

John DelPrete

Paula Gilligan

John Sgroi

Chris Short

Sydney Walker